Exhibit 99.3
2, place de la Coupole
La Défense 6
92 400 Courbevoie France
Fax : 33 (1) 47 44 68 21
Catherine ENCK
Tel. : 33 (1) 47 44 37 76
Patricia MARIE
Tel. : 33 (1) 47 44 45 90
Paul FLOREN
Tel. : 33 (1) 47 44 45 91
Christine de CHAMPEAUX
Tel. : 33 (1) 47 44 47 49
Bertille ARON
Tel. : 33 (1) 47 44 67 12
Isabelle CABROL
Tel. : 33 (1) 47 44 64 24
Charles-Edouard ANFRAY
Tel. : 33 (1) 47 44 65 55
Franklin BOITIER
Tel. : 33 (1) 47 44 59 81
Philippe GATEAU
Tel. : 33 (1) 47 44 47 05
Burkhard REUSS
Tel. : 33 (1) 47 44 21 19
TOTAL S.A.
Capital 6 062 233 950 euros
542 051 180 R.C.S. Nanterre
www.total.com
Oil for Food: Clarification
Paris, October 19, 2006 — As often referred to in the press, for over 2 years the conditions for applying the United Nations sponsored oil-for-food program have been the subject of different investigations.
On October 19, 2006 Mr. Christophe de Margerie, President Exploration and Production for the Total Group and member of the Executive Committee, after being held in custody for 48 hours and questioned, was placed under investigation(*).
The Group would like to reassure Mr. de Margerie of its solidarity.
Total confirms that at no time did the Group circumvent the United Nations embargo against Iraq and strictly adhered to the rules of the oil-for-food program organised under the control of the United Nations. All oil acquired by the company, without exception, was purchased officially with the required authorisations under UN within the framework of the oil-for-food program put in place in 1996. The Group has never purchased, either directly or indirectly, oil that has been smuggled illegally from Iraq.
The Group reaffirms that it exercises its activities while respecting the law and adhering to its ethical code and values regardless of the difficulty and the complexity of its different activities.
(*) this sentence was amended on October 24, 2006 due to a translation error from French to English.
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Total is one of the world’s major oil and gas groups, with activities in more than 130 countries. Its 95,000 employees put their expertise to work in every part of the industry — exploration and production of oil and natural gas, refining and marketing, gas trading and electricity. Total is working to keep the world supplied with energy, both today and tomorrow. The Group is also a first rank player in chemicals. www.total.com